 Exhibit 99.1

 News Release

B2Gold Third Quarter and Year-to-date 2019 Financial Results:

Conference Call / Webcast Details

Vancouver, October 7, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its third quarter and year-to-date 2019 financial results after the North American markets close on Tuesday, November 5, 2019.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 6, 2019, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/54019. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3242229).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Mali, the Philippines, Namibia, Nicaragua, Colombia and Burkina Faso.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com